FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015
Commission File Number: 001-36437

DORIAN LPG LTD.
 (Translation of registrant's name into English)
c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, Connecticut 06902
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated January 12, 2015 of Dorian LPG Ltd. (the "Company") announcing debt financing commitments to fully fund the Company's VLGC Newbuilding Program.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DORIAN LPG LTD.
(registrant)

Dated: January 12, 2015	By:	/s/ Theodore B. Young
Theodore B. Young
Chief Financial Officer

EXHIBIT 99.1

Dorian LPG Announces Debt Financing Commitments to Fully Fund its VLGC Newbuilding Program
STAMFORD, Conn., January 12th, 2015 /PRNewswire/ -- Dorian LPG Ltd. (NYSE: LPG) (the "Company" or "Dorian LPG"), a leading owner and operator of modern Very Large Gas Carriers ("VLGCs"), today announced that is has received commitments for up to $761 million of debt financing for its VLGC newbuilding program.  ABN AMRO Capital (USA), LLC ("ABN AMRO") is acting as Global Coordinator, and Citibank, NA, London Branch ("Citibank") is acting as Export Credit Agency Coordinator.

Dorian's Chairman, John Hadjipateras, stated, "These commitments represent a key strategic milestone for our organization as this financing will complete the funding for our newbuilding program with no need to raise any additional debt or equity to take delivery of our fleet of new ECO VLGCs."
The financing has four separate tranches.  $250 million of commercial debt financing is being provided by ABN AMRO; ING Bank N.V., London branch ("ING"); DVB Bank S.E. ("DVB"); Citibank; and Commonwealth Bank of Australia, New York Branch ("CBA"),  (together with ABN AMRO, ING, DVB, and Citi, the "Commercial Lenders").  $205 million of financing is being provided directly by The Export Import Bank of Korea ("KEXIM").  The remaining $306 million of financing is being provided under tranches guaranteed by KEXIM ($203 million) and insured by the Korea Trade Insurance Corporation ("K-sure") ($103 million).  Financing under the KEXIM guaranteed and K-sure insured tranches will be provided by certain Commercial Lenders; Deutsche Bank AG, Hong Kong Branch; and Santander Bank, N.A.

Ted Young, Dorian's Chief Financial Officer, remarked, "We are pleased to have received commitments for financing with a world class group of banks as our partners.  We appreciate their trust and support for Dorian LPG."

Pursuant to the commitments received by the Company, the debt financing will be secured by, among other things, 18 of the Company's VLGC newbuildings, and will represent a loan-to-contract cost ratio of approximately 55%. Pursuant to the commitments, the blended margin over LIBOR across all tranches of the financing will be approximately 2.1%, and the weighted average amortization profile will be approximately 14 years.

Closing of the transaction remains subject to final documentation and customary closing conditions.  The Company expects to close the transaction in February.

About Dorian LPG Ltd.

Dorian LPG is a liquefied petroleum gas shipping company and a leading owner and operator of modern VLGCs. Dorian LPG currently owns and operates six modern VLGCs and one pressurized LPG vessel. In addition, Dorian LPG has 16 ECO VLGC newbuildings under construction. Dorian LPG has offices in Connecticut, USA, London, United Kingdom and Piraeus, Greece. For more information, visit: www. http://dorianlpg.com. The information contained on the Company's website does not constitute part of this press release.

Forward-Looking Statements
This press release contains "forward-looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's annual report on Form 20-F, under the heading "Risk Factors." The Company does not assume any obligation to update the information contained in this press release.

For further information: Ted Young; Chief Financial Officer: Tel.: +1 (203) 674-9695 or IR@dorianlpg.com